Deutsche Asset Management [LOGO]
                                             A Member of the Deutsche Bank Group

November 26, 2003

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington DC 20549

Re:      Scudder Variable Series II (the "Registrant"),
         File Nos. 333-11802 and 811-5002

Dear Sir or Madam,

         On behalf of the Registrant, I am herewith re-filing a request to withdraw the filing of a Post-Effective Amendment to the Registration Statement regarding the following proposed new series of the Registrant: Scudder Conservative Income Strategy Portfolio, Scudder Growth & Income Strategy Portfolio, Scudder Growth Strategy Portfolio, and Scudder Income & Growth Strategy Portfolio (collectively, the "Portfolios").

         The Registrant, on behalf of the Portfolios, filed on September 8, 2003, under Rule 485(a), Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 42 (the "Amendment") under the Investment Company Act of 1940 to the Registration Statement (Accession Number 0000088053-03-000813). The Amendment contained an incorrect request to become effective on November 21, 2003 pursuant to Rule 485 (a)(1); this request should have referenced Rule 485 (a)(2). The Registrant has decided not to offer the Portfolios at this time and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendment.

         If you have any questions regarding this filing, please contact me at
(617) 295-2565.


Very truly yours,

/s/Caroline Pearson
-------------------------
Caroline Pearson, Esq.
Assistant Secretary,
Scudder Variable Series II

cc:  Mr. Patrick Scott

pg